Mail Stop 3720

June 12, 2006

Mr. S. Douglas Hutcheson
Chief Executive Officer, President
  And Director
Leap Wireless International, Inc.
10307 Pacific Center Court
San Diego, CA 92121

> **RE: Leap Wireless International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File No. 000-29752**

Dear Mr. Hutcheson:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director